Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

[redacted]

05010056

20 July 2005

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.

Cue Energy Resources Limited

A.B.N. 45 066 383 97

RELEASE

Change of Address

Please be advised that Cue Energy Resources Limited has moved from:

Level 25, 500 Collins Street
Melbourne 3000

Our new address and contact numbers are:

Level 21, 114 William Street
Melbourne 3000
Phone: (03) 9670 8668
Fax: (03) 9670 8661

Please note that our email and website addresses remain the same.

Any queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

20 July 2005